

Scott Cooper, Pharm.D. · 3rd

Mercer University

Clinical Pharmacy Administration - Ambulatory Medicine

Greater Atlanta Area · 427 connections · Contact info

Experience

Clinical Pharmacy Administration
Kaiser Permanente
Mar 2004 – Present · 16 yrs 7 mos

Clinical Pharmacist Specialist - Primary Care
Department of Veterans Affairs
Feb 2003 – Feb 2004 · 1 yr 1 mo
Wilmington, Delaware

Clinical Pharmacist Specialist - Primary Care
Grady Health System
Jul 1998 – Jan 2003 · 4 yrs 7 mos
Atlanta, GA

Grady Health System
1 yr

Primary Care Specialty Resident
Jul 1996 – Jun 1997 · 1 yr
Atlanta, GA

Pharmacy Practice Resident
Jul 1996 – Jun 1997 · 1 yr
Atlanta, GA

Education

Mercer University
Pharm.D., Pharmacy
1992 – 1996

Skills & Endorsements

Clinical Pharmacy · 27

Endorsed by **Candace Nichols, who is highly skilled at this**

Endorsed by **15 of Scott's colleagues at I Permanente**

Clinical Research · 20

Endorsed by **15 of Scott's colleagues at Kaiser Permanente**

Healthcare · 13

Endorsed by **Adrian Washington and 1 other who is highly skilled at this**

Endorsed by **10 of Scott's colleagues at I Permanente**

Show more